MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

The following management’s discussion and analysis (“MD&A”), which is dated as of May 1, 2018, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the “Company” or “Gentor”) as at and for the financial year of the Company ended December 31, 2017 (“fiscal 2017”) in comparison with those as at and for the financial year of the Company ended December 31, 2016 (“fiscal 2016”), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2017 and fiscal 2016 (the “Annual Financial Statements”). As the Company’s consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: having recently relinquished its only project (the Karaburun project in Turkey), the Company currently does not have any commercial operations and has no material assets; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; the Company's history of losses and expectation of future losses; and the other risks disclosed under the heading "Risk Factors" in the Company’s annual report on Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project (which was the Company’s only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey. The Company is currently evaluating new business opportunities.

As described in the going concern note to the Annual Financial Statements, the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the “Liquidity and Capital Resources” section of this MD&A and the going concern note (note 1) in the Annual Financial Statements.

In November 2017, the Company closed a non-brokered private placement of 10,000,000 units of the Company at a price of Cdn$0.05 per unit for gross proceeds of Cdn$500,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.075 for a period of two years. Directors and officers of the Company purchased 2,500,000 of the said units issued under the financing.

Results of Operations

For the year ended December 31, 2017, the Company reported a net loss of $314,890 ($0.02 per share), as compared to a net loss of $274,424 ($0.02 per share) for fiscal 2016, and a net loss of $180,847 ($0.02 per share) for fiscal 2015. During the year ended December 31, 2017, variances in expenses occurred in the expense categories described below as compared to fiscal 2016 and fiscal 2015.

Professional fees
Professional fees decreased to $62,871 during fiscal 2017, compared to $72,234 during fiscal 2016 and $112,845 during fiscal 2015. The lower costs in 2017 were mainly due to higher fees in 2016 and 2015 related to year-end audit and tax work in line with the level of activity during these years as compared to fiscal 2017.

Canadian dollar common share purchase warrants
The loss on Canadian dollar common share purchase warrants was $33,973 during fiscal 2017 compared to a gain of $10,863 incurred during fiscal 2016 and a gain of $755,862 incurred during fiscal 2015. These changes are related to the fair value adjustments for the derivative instruments.

Management fees
During the year ended December 31, 2017, the Company incurred $111,364 in consulting fees for Arnold T. Kondrat, who is a director and Chief Executive Officer and President of the Company, compared to $108,432 incurred during the year ended December 31, 2016 and $111,655 incurred during the year ended December 31, 2015. Other consulting fees decreased to $nil for the year ended December 31, 2017 and 2016 from $32,357 incurred in 2015.

General and administrative
General and administrative expenses decreased to $79,927 during the year ended December 31, 2017 compared to $116,135 during the year ended December 31, 2016 and $241,645 during the year ended December 31, 2015. The expense items listed below are included in general and administrative expenses:

Travel and promotion
The Company incurred travel and promotion expenses of $20,079 during the year ended December 31, 2017, compared to $720 incurred during the year ended December 31, 2016 and $28,244 incurred during the year ended December 31, 2015. The increase in travel and promotion expenses during 2017 as compared to 2016 is a result of seeking new business opportunities for the Company during 2017.

Employee benefits
The Company employee benefits expense decreased to $15,852 during the year ended December 31, 2017, compared to $62,967 during the year ended December 31, 2016 and $197,527 during the year ended December 31, 2015, due to staff changes in the Turkey office.

Stock based compensation
The fair value of employee stock-based compensation expenses recorded during the year ended December 31, 2017 was $nil compared to $3,208 recorded in fiscal 2016 and $28,600 recorded during fiscal 2015.

Other
Other general and administrative expenses incurred during the year ended December 31, 2017 include rent expense of $nil (2016 - $21,574 and 2015 – $nil), shareholder information expenses of $29,462 (2016 – $26,329 and 2015 -$24,211), and recruitment fees of $nil (2016 - $4,633 and 2015 - $nil).

Foreign exchange gain/loss
The Company recorded a foreign exchange loss of $13,681 during the year ended December 31, 2017, compared to a foreign exchange gain of $12,056 during fiscal 2016 and a foreign exchange loss of $33,991 during fiscal 2015, due to fluctuations in the value of the United States dollar relative to the Canadian dollar and Turkish Lira.

Selected Annual Information

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. This data has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

	2017	2016	2015

Net income /(Loss) from continuing operations	$(301,859)	$(274,337)	$204,110
Net income /(Loss) per share from continuing operations	(0.02)	(0.02)	0.02
Net loss	(314,890)	(274,424)	(180,847)
Net loss per share	(0.02)	(0.02)	(0.02)
Total assets	217,983	71,054	203,722
Total current liabilities	1,089,479	690,928	538,617
Total non-current liabilities	5,358	682	14,444

For fiscal 2017, the Company had a net loss from continuing operations of $301,859 compared to a net loss from continuing operations of $274,337 in fiscal 2016. The difference is mainly due to fair value loss of $33,973 on common share purchase warrants offset by reduced general and administrative expenses. The net income from continuing operations in 2015 of $204,110 was related to a fair value gain of 755,862 on common share purchase warrants realized in 2015.

In 2017, the Company had a net loss from discontinued operation of $13,031 (with the discontinued operation relating to the Turkey operations), compared to $88 in fiscal 2016. The higher loss during fiscal 2017 was primarily due to a decrease in interest income partially offset by a decrease in operating expenses.

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the first quarter of fiscal 2016 to the fourth quarter of fiscal 2017. This financial information has been prepared in accordance with US Generally Accepted Accounting Principles (“US GAAP”). The Company’s presentation and functional currency is the United States dollar.

	2017	2017	2017	2017
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net income (loss) from continuing operations	$(153,116)	$(53,350)	$(55,878)	$(39,515)
Net income (loss) from continuing operations per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Net income (loss)	$(148,985)	$(58,992)	$(61,697)	$(45,216)
Net income (loss) per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

	2016	2016	2016	2016
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss from continuing operations	$(49,777)	$(57,514)	$(96,744)	$(70,302)
Net loss from continuing operations per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Net loss	$(64,084)	$(58,609)	$(93,821)	$(57,911)
Net loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

The Company reported a net loss of $153,116 during the fourth quarter of 2017 compared to a net loss of $53,350 incurred during the third quarter of 2017. The increase in net loss was mainly due to the recording of the fair value loss of $33,973 on common share purchase warrants issued during the quarter as well as to an increase in professional fees relating to year-end audit work.

The Company reported a net loss of $53,350 during the third quarter of 2017 compared to a net loss of $55,878 incurred during the second quarter of 2017. The decrease in net loss was mainly due to a decrease in professional fees which were $5,617 during the third quarter of 2017 compared to $13,223 during the second quarter of 2017. The decrease in professional fees was partially offset by an increase in general and administrative expenses which were $21,305 during the third quarter of 2017 compared to $18,446 incurred during the second quarter of 2017.

The Company reported a net loss of $55,878 during the second quarter of 2017 compared to a net loss of $39,515 incurred during the first quarter of 2017. The increase in net loss was partly due to an increase in professional fees which were $13,223 during the second quarter of 2017 compared to $4,869 during first quarter of 2017. The increase in net loss was also partly due to an increase in general and administrative expenses which were $18,446 during the second quarter of 2017 compared to $9,967 incurred during the first quarter of 2017.

The Company reported a net loss of $39,515 during the first quarter of 2017 compared to a net loss of $49,777 during the fourth quarter of 2016. The decrease in net loss was mainly due to lower professional fees of $4,869 during the first quarter of 2017 compared to $29,975 during the fourth quarter of 2016.

The Company reported a net loss of $49,777 during the fourth quarter of 2016 compared to a net loss of $57,514 during the third quarter of 2016.

The Company reported a net loss of $57,514 during the third quarter of 2016 compared to a net loss of $96,744 during the second quarter of 2016. This change in loss was mainly due to lower professional fees of $5,928 during the third quarter of 2016 compared to $35,618 during the second quarter of 2016.

The Company reported a net loss of $96,744 during the second quarter of 2016 compared to a net loss of $70,302 during the first quarter of 2016. This change in loss was mainly due to lower income of $11,772 during the second quarter of 2016 compared to $41,986 during the first quarter of 2016.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at December 31, 2017 was $66,938 compared to $1,309 as at December 31, 2016. The increase in the cash balance was mainly the result of funds available from the private placement completed in November 2017.

In November 2017, the Company closed a non-brokered private placement of 10,000,000 units of the Company at a price of Cdn$0.05 per unit for gross proceeds of Cdn$500,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.075 for a period of two years. Directors and officers of the Company purchased 2,500,000 of the said units issued under the financing.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in any property held by it. There can be no assurance the Company would be successful in selling any such interest.

Exploration and Evaluation Expenditures

The following tables provide a breakdown of the Company's exploration and evaluation expenditures incurred during fiscal 2017 and fiscal 2016 for the Karaburun project in Turkey (which has now been relinquished – see “General” above).

	For the year ended	For the year ended	For the year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Expenses
Field camp expenses	-	25,654	188,522
Geophysics	-	-	18,905
Drilling	-	-	93,138
Professional fees	2,149	2,494	1,194
General and administrative expenses	10,867	18,293	40,341
Impairments	295	-	-
Depreciation and amortization	24	10,408	30,652
Net operating loss	(13,335)	(56,849)	(372,751)
Other income	-	57,226	1,751
Foreign exchange gain (loss)	304	(465)	(13,956)
Net loss from discontinued operations	(13,031)	(88)	(384,957)

These expenses were reflected in discontinued operations in the Annual Financial Statements.

Outstanding Share Data

The authorized share capital of the Company consists of 62,500,000 common shares, with a par value of $0.0008 per share. As at May 1, 2018, the Company had outstanding 21,906,742 common shares, 5,000,000 common share purchase warrants and 156,250 stock options.

Related Party Transactions

As of December 31, 2017, an amount of $243,207 (December 31, 2016 - $217,763) was owed to Arnold T. Kondrat, a director, Chief Executive Officer and President of the Company, which includes both management fees in arrears and advances. The advances are unsecured, non-interest bearing and re-payable upon demand.

As of December 31, 2017, an amount of $10,485 (December 31, 2015 – $10,485) was owed to Kuuhubb Inc. (formerly Delrand Resources Limited), a company with a common director, for the payment of general and administrative expenses by Kuuhubb Inc.

As of December 31, 2017, an amount of $145,325 (December 31, 2016 - $41,734) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing and measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This update provides guidance on specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company did not implement early adoption of this update and does not believe the implementation of this standard update would have a material impact on its consolidated financial statements.

In May 2017, FASB issued ASU 2017-09, “Compensation – Stock Compensation (Topic 718): scope modification accounting”. The amendments in this ASU provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this ASU are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Company did not implement early adoption and is currently evaluating its impact on the consolidated financial statements.

During 2017, the Company adopted new standards, interpretations, amendments and improvements of existing standards including:

1.

ASU No.2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. This new standard and change did not have any material impact on the Company’s consolidated financial statements.

2.

ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. This new standard and change did not have any material impact on the Company’s consolidated financial statements.

Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s financial statements include the following:

Mineral properties and exploration costs

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the year ended December 31, 2017.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to nil as at December 31, 2017.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2017, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock based compensation

The Company has a stock option plan, which is described in note 7(c) of the Annual Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As at December 31 2017, all options previously granted have vested.

Fair value of financial instruments

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are remeasured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. For the years ended December 31, 2017, 2016 and 2015, common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

At December 31, 2017, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars and Turkish liras. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations and comprehensive loss. The Company has not used derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2017. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish Lira and Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira and the Canadian dollar would have had the equal but opposite effect as at December 31, 2017.

	Canadian	Turkish
	Dollar	Lira
Cash	$83,652	$7,175
Prepaids and advances	-	14,541
Accounts payable	(305,973)	(20,290)
Accrued liabilities	-	-
Total foreign currency working capital	(222,321)	1,426
US$ exchange rate at December 31, 2017	0.7971	0.2547
Total foreign currency net working capital in US$	(177,212)	363
Impact of a 10% strengthening of the US$ on net loss	(17,721)	36

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock-based compensation costs.

Other Risks and Uncertainties

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project (which was the Company’s only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey. The Company is currently evaluating new business opportunities. As the Company currently does not have any commercial operations and has no material assets, an investment in the Company's common shares is considered highly speculative and involves a very high degree of risk.

While the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms. Further, even if a proposed transaction is identified, there can be no assurance that the Company will be able to complete the transaction. The transaction may be financed in whole, or in part, by the issuance of additional securities of the Company and this may result in further dilution to investors, which dilution may be significant and which may also result in a change of control of the Company.

Reference is made to the Company's annual report on Form 20-F for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).